Oncolytics Biotech® and SOLTI Present Clinical Breast Cancer Data Highlighting Pelareorep-Induced Anti-Tumor T Cell Responses at The Society for Immunotherapy of Cancer Annual Meeting

AWARE-1 data support the results of a prior phase 2 trial that showed a near doubling of overall survival with pelareorep treatment in HR+/HER2- breast cancer patients

Data show pelareorep-induced generation and expansion of anti-tumor T cell clones that may contribute to a durable anti-cancer immune memory effect and improve outcomes in breast cancer

70% of cohort-1 patients saw an increase in CelTIL, the study’s primary endpoint and a measure of tumor inflammation that is associated with favorable clinical outcomes

SAN DIEGO, CA and CALGARY, AB, November 9, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) and SOLTI-Innovative Breast Cancer Research today announced the publication of an electronic poster with clinical data from the AWARE-1 window-of-opportunity breast cancer study at The Society for Immunotherapy of Cancer (SITC) 35th Anniversary Annual Meeting.

The AWARE-1 study, a collaboration between Oncolytics Biotech and SOLTI, combines the appropriate intervention for each patient's breast cancer sub-type, plus pelareorep, with or without atezolizumab (Tecentriq®), followed by surgery in early-stage breast cancer patients. Data presented in the electronic poster were from the ten HR+/HER2- breast cancer patients that make up the study’s first cohort. These data demonstrate the ability of pelareorep to promote a pro-inflammatory tumor microenvironment (TME) and provide a basis for the findings of a prior successful phase 2 trial (IND-213) that showed a near doubling of overall survival with pelareorep treatment in HR+/HER2- breast cancer patients (link to PR, link to poster).

“AWARE-1’s elegant paired-biopsy design allows us to assess the impact of pelareorep on each patient’s tumor immune environment, and the results to date have been very promising,” said Dr. Aleix Prat, M.D., PhD., Translational Investigator of the Study, SOLTI President and Head of the Medical Oncology Department at Hospital Clinic in Barcelona. “These data continue to support pelareorep’s ability to train the immune system to target cancer and highlight its potential to address a critical unmet need by increasing the number of patients responding to checkpoint inhibitor therapies. Data presented at SITC showing pelareorep-induced generation and expansion of anti-tumor and anti-viral T cell clones are also noteworthy, as they suggest the induction of a durable anti-cancer immune memory effect. These data, together with previously reported AWARE-1 results, provide strong support for the observed survival benefit in a prior randomized phase 2 study evaluating pelareorep in metastatic breast cancer patients.”

Key data and conclusions from the electronic poster include:

•Tumor-cell specific pelareorep replication was observed in all cohort-1 patients following systemic pelareorep administration

•70% of cohort 1 patients saw an increase in CelTIL, the study’s primary endpoint and a measure of tumor-associated cellularity and tumor-infiltrating lymphocytes that is associated with favorable clinical outcomes

•On average, there was a 14-fold increase in intratumoral CD8+ T cells from baseline (pre-pelareorep administration) to surgery (21-days post-administration), with increases observed in all cohort-1 patients

•Pelareorep administration led to the generation and expansion of new T cell clones in the tumor and periphery, which included both anti-tumor and anti-viral clones

Thomas Heineman, M.D., Ph.D., Global Head of Clinical Development and Operations at Oncolytics, commented, “These newly announced AWARE-1 results add to the promising clinical dataset supporting pelareorep’s immunotherapeutic mechanism of action and to the proposed registration pathway in our lead metastatic breast cancer program. The observed 70% CelTIL response rate in cohort-1 patients is highly encouraging, as CelTIL is associated with favorable patient outcomes, and this response rate was achieved despite the absence of checkpoint blockade therapy. Further, previously announced data have shown that CelTIL scores correlate with high peripheral T cell clonality, underscoring T cell clonality’s potential as a predictive biomarker that may facilitate the design of future registrational trials and improve their chances of success. We look forward to presenting additional AWARE-1 data later this year and to the continued progress of the trial, which will be key as we move our lead breast cancer program towards a registrational study.”

The electronic poster, titled, “Changes in T cell clonality in AWARE-1 study, a window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer” is being presented at SITC by Dr. Prat. As of the SITC data cut-off, AWARE-1 has enrolled 23 out of 38 patients, including all patients in the study’s first two cohorts.

Details on the AWARE-1 electronic poster, which are available on the SITC 2020 website and on the Posters & Publications page of Oncolytics’ website (LINK), are shown below.

Poster Number: 806
Title: Changes in T cell clonality in AWARE-1 study, a window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer
Presentation Date and Time: Thursday, November 12 from 4:50-5:20 p.m. EST and Saturday, November 14 from 1:00-1:30 p.m. EST
Presenter: Dr. Aleix Prat

About AWARE-1
AWARE-1 is an open label window-of-opportunity study in early-stage breast cancer enrolling 38 patients into five cohorts:
•Cohort 1 (n=10), HR+ / HER2- (pelareorep + letrozole)

•Cohort 2 (n=10), HR+ / HER2- (pelareorep + letrozole + atezolizumab)

•Cohort 3 (n=6), TNBC (pelareorep + atezolizumab)

•Cohort 4 (n=6), HR+ / HER2+ (pelareorep + trastuzumab + atezolizumab)

•Cohort 5 (n=6), HR- / HER2+ (pelareorep + trastuzumab + atezolizumab)

The study combines pelareorep with the standard of care according to breast cancer subtype and atezolizumab. Patients are biopsied on day one followed immediately by treatment, then again on day three, and a final biopsy after three weeks, on the day of their mastectomy. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy and to provide comprehensive biomarker data by breast cancer subtype. The primary endpoint of the study is overall CelTIL (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study include CelTIL by breast cancer subtype, safety and tumor, and blood-based biomarkers.
For more information about the AWARE-1 study, refer to https://clinicaltrials.gov/ct2/show/NCT04102618.

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. Incidence rates vary widely across the world, from 27 per 100,000 in Middle Africa and Eastern Asia to 85 per 100,000 in Northern America. It is the fifth most common cause of death from cancer in women globally, with an estimated 522,000 deaths.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) is getting worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About SOLTI
SOLTI is a leading cooperative group in the field of clinical cancer research. With its academic and translational core, the group is committed to designing and executing clinical trials based on the molecular biology of tumors. Its focus is on breast cancer, but it also explores other kinds of tumors. The main goal of SOLTI is to promote through disruptive means the development of innovative research that will improve the well-being and future outcomes of cancer patients. Since its creation in 1995, SOLTI’s purpose has been to bring about a paradigm shift in clinical and translational cancer research from within academia. With 77 clinical trials under their belt and more than 30 ongoing investigations, SOLTI counts on the work of more than 400 researchers from a network comprising more than 100 hospitals in Spain and Portugal, all coordinated by the team of 50 workers from the head office. SOLTI is a member of the Spanish Society of Medical Oncology (SEOM).
To find out more about SOLTI, visit www.gruposolti.org / Twitter: @SOLTI / LinkedIn / Youtube

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action and benefits of pelareorep as a cancer therapeutic; the Company’s expectations respecting the delivery of additional clinical data and the timing thereof; the Company’s expectations respecting potential future registrational trials and the likelihood of success thereof; the timing of the presentation of the clinical data from the Company's AWARE-1 study at The Society for Immunotherapy of Cancer (SITC) 35th Anniversary Annual Meeting; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Kirk Look Chief Financial Officer +1-403-670-7658 KLook@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com